FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON  DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2003

National Australia Bank Limited
ACN 004 044 937
(Registrant’s Name)

Level 24
500 Bourke Street
MELBOURNE VICTORIA 3000
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report, is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Susan E Crook

Date: 20 January 2004	Title:	Associate Company Secretary

Group Corporate Affairs National Australia Bank Limited ABN 12004044937

ASX Announcement	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Thursday 18th December 2003

National comfortable with its accounting treatment of European pension funds

The National Australia Bank is comfortable with its accounting treatment of defined benefit pension funds in Europe, Chief Financial Officer, Mr Richard McKinnon, said.

Mr McKinnon was responding to an article on page one of the Australian Financial Review (18 December 2003) that the National, and other Australian companies, may be required by the Australian Securities and Investments Commission to recognize in its accounts shortfalls in staff superannuation funds.

“There are no shortfalls in our Australian or New Zealand defined contribution staff superannuation schemes and there has been clear and comprehensive disclosure about the current accounting deficits in our European defined benefit pension funds,” Mr McKinnon said. “All of our disclosures are in line with current accounting standards.”

“The National fully disclosed higher European pension costs in a statement to the Australian Stock Exchange on 7 October 2003, and Note 48 of the financial statements in our 2003 annual report fully outlines our superannuation commitments.”

Mr McKinnon said the National has no obligation to make payments in respect of any deficits over and above its annual contribution to these plans unless required by the applicable statutory minimum funding requirements.

“An interim actuarial review at 30 June 2003 confirmed that our European staff pension funds exceed the minimum funding requirements set by legislation and are actually in surplus on a best estimates basis,” Mr McKinnon said.

“Following the review, the National’s defined benefit pension funds in Europe have been closed to new members and defined contribution schemes will be opened for new members from 1 January 2004.”

For further information, please contact:

Brandon Phillips
Group Corporate Affairs
Melbourne
Tel:  03 8641 3857
Mob: 0419 369 058

Melbourne, Tuesday 23rd December 2003

National Australia Bank to buy-back TrUEPrS preference shares

Following approval of shareholders at its recent Annual General Meeting, and as part of its ongoing capital management strategy, National Australia Bank Limited (NAB) has called for the buy-back of the NAB Preference Shares issued as part of the trust units exchangeable for preference shares (TrUEPrS) in September 1998.

The buy-back will be effective on 22 January 2004.  This buy-back will also result in NAB redeeming the TrUEPrS for cash on the same date.

Each of the TrUEPrS will be exchanged for US$25.00 plus an amount equal to the accrued but unpaid interest from 31 December 2003 to 22 January 2004.

Notices will be sent to the holders of the TrUEPrS and payment of cash will be made to the holders through The Bank of New York, 21W, 101 Barclay Street, New York, NY 10286, United States of America.

For enquiries please contact:

Hany Messieh
Investor Relations
03 8641 2312
0414 446 876

Rule 3.8A

Appendix 3C

Announcement of buy-back
(except minimum holding buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/9/99.  Origin: Appendix 7B.  Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
National Australia Bank Limited	12 004 044 937

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	Selective share buy-back

2	+Class of shares which is the subject of the buy-back (eg, ordinary/preference)	Preference shares (unlisted - part of ‘Trust Unit Exchangeable for Preference Shares’)

3	Voting rights (eg, one for one)	Voting rights in accordance with ASX Listing Rule 6.3 (but one for one in the event that the National is in default of payment of a dividend).

4	Fully paid/partly paid (and if partly paid, details of how much has been paid and how much is outstanding)	Fully paid

5	Number of shares in the +class on issue	36, 008, 000

6	Whether shareholder approval is required for buy-back	Yes

7	Reason for buy-back	Capital management

+ See chapter 19 for defined terms.

8	Any other information material to a shareholder’s decision whether to accept the offer (eg, details of any proposed takeover bid)	Nil

On-market buy-back

9	Name of broker who will act on the company’s behalf	N/A

10	Deleted 30/9/2001.	N/A

11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	N/A

12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	N/A

13	If the company intends to buy back shares if conditions are met - those conditions	N/A

Employee share scheme buy-back

14	Number of shares proposed to be bought back	N/A

15	Price to be offered for shares	N/A

2

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	The Bank of New York (as depository for Cuzzano (Investments) Limited)

17	Number of shares proposed to be bought back	36, 008, 000

18	Price to be offered for shares	US$12.50 per share

Equal access scheme

19	Percentage of shares proposed to be bought back	N/A

20	Total number of shares proposed to be bought back if all offers are accepted	N/A

21	Price to be offered for shares	N/A

22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	N/A

Compliance statement

1.                                       The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.                                      There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:		Date:
(Director/Company secretary)

Print name:

+ See chapter 19 for defined terms.

3

Group Corporate Affairs National Australia Bank Limited ABN 12004044937

Media Release	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, 4 December 2003

National Australia Bank sells UK life subsidiary

London: National Australia Bank Limited has today announced the sale of its UK life insurance subsidiary, National Australia Life Company Limited (NAL), to Century Life plc (Century).

The sale follows the announcement earlier this year of the National’s strategic alliance with Legal & General, which now provides life insurance products and administrative services to customers of the National’s three UK banks, the Clydesdale, Yorkshire and Northern Banks.

National’s European Chief Executive John Stewart said the introduction of the Legal & General life insurance products and the sale of NAL were two key steps in the National’s organic growth strategy.

“The sale of NAL means the National will be able to bring greater focus to our core capabilities of customer relationship management and distribution, and drive real value from our strategic alliance with Legal & General.  Our UK customer base is a significant market for life insurance and we are already seeing great results from the Legal & General offering.”

Head of the National’s European life insurance operations, Annette Petchey, said: “Legal & General are one of the UK’s strongest life insurance brands and our agreement with them enables us to offer our customers a flexible and competitive suite of products backed up by superb customer service.

“For existing NAL customers, there will be no change to the terms and conditions of their policies, and Century Life are committed to maintaining the same high levels of customer service.”

As a result of the sale, Century will be responsible for the administration of all existing NAL policies and intend to merge the business of NAL into Century during the course of next year.  The National will work with Century to assist them with the transition of ownership of NAL.

The sale is expected to be completed on 31 December 2003.  The sale price is not disclosed, but represents a premium to the embedded value of the business.

The National was advised by Lazard & Co., Limited (“Lazard”) regarding both the sale of NAL and the strategic alliance with Legal & General.  Lazard is acting for National Australia Bank Limited in connection with the sale and the strategic alliance and no-one else, and will not be responsible to anyone other than National Australia Bank Limited for providing the protections offered to clients of Lazard, nor for providing advice in relation to the sale and the strategic alliance.

About the National

The National Australia Bank Limited group is an international financial services group operating across four continents and 15 countries including Australia, the United States, the United Kingdom, New Zealand and Asia.  As at 30 September 2003, the National had total assets of £168 billion (AUD 397 billion), assets under management and administration of over £31 billion (AUD 73 billion), assets under custody and investment administration of £131 billion (AUD 311 billion), almost eight million banking and more than 2.8 million wealth management customers globally.

Members of the group in Europe include Clydesdale Bank PLC in Glasgow, Yorkshire Bank PLC in Leeds, Northern Bank Limited in Belfast and National Irish Bank Limited in Dublin.  The National’s UK operations also include its Wealth Management Europe division, which provides financial planning, investments and insurance services to customers of its UK banks, as well as portfolio implementation systems and business consulting to the UK’s independent financial advisers.

About Century Life

Century Group Ltd, of which Century Life plc is a subsidiary, was formed in 1984 to acquire life assurance companies and blocks of life assurance business in the UK. Century Group Ltd has made a number of acquisitions including Sentinel Life, National Employers Life and Old Mutual Life Assurance UK as well as the UK business of Mutual Life and Citizens. Currently it holds some £2 billion of assets and maintains 250,000 policies.

Further information:

Samantha Evans
Wealth Management, National Australia Bank
0418 143 103

Group Corporate Affairs National Australia Bank Limited ABN 12004044937 500 Bourke Street Melbourne Victoria 3000 Australia

Telephone: (03) 8641 3580
Facsimile: (03) 8641 4925

ASX Announcement

National to participate in AMP rights issue

National Australia Bank will participate in the proposed AMP rights issue, National’s Managing Director and Chief Executive Officer, Mr Frank Cicutto said today.

As foreshadowed on 7 November, the National will also support the proposed de-merger of AMP.

Melbourne, Thursday, 4 December 2003

For further information, please contact:

Brandon Phillips
Group Manager Media
Group Corporate Affairs
(03) 8641 3857

Address by the Chairman

Mr DCK Allen

&

Address by the Managing Director &

Chief Executive Officer

Mr FJ Cicutto

to the

Annual General Meeting of

National Australia Bank Limited

19 December, 2003

(Growth through excellent relationships slide)

Good morning ladies and gentlemen.

My name is Charles Allen and I have the honour to be the Chairman of The National.

It is now 10 o’clock, this is a properly constituted meeting and a quorum is present.

I therefore declare the 2003 Annual General Meeting of National Australia Bank Limited open.

I welcome you here today.

Your interest in the affairs of the National is greatly appreciated.

I also welcome those shareholders viewing the Chairman’s Address and the Managing Director & Chief Executive Officer’s address to the Annual General Meeting on the internet.

The National was the first financial institution in Australia to broadcast its AGM over the Internet four years ago.

The Internet enables us to communicate directly with shareholders who cannot get to the AGM, including those shareholders who live in other parts of Australia and in broader global locations.

The National has over 336,000 shareholders who have invested directly in the Company.

In addition, there are many thousands who have invested indirectly through the Group’s funds management products and through the funds management products of a large number of other organisations.

The number of shareholders present here today and the many who are not able to join us in person but have returned their completed proxy forms, demonstrates a gratifying interest in the Company’s affairs.

I will now focus on three priorities of the Board this year - strengthening our financial performance, improving our corporate governance, and enhancing our approach to corporate social responsibility.

Strengthening our financial performance

This was a year of considerable financial success for your company.

The National produced record cash earnings of just over $4 billion and the biggest profit by an Australian-based business this year.

We continued our program of active capital management - we bought back 48.9 million shares and consequently returned $1.6 billion to our shareholders.

(Dividend slide)

Importantly for you, our shareholders, we delivered a fully franked dividend of 163 cents per share - up 10.9 per cent on last year.

The slide on the screen shows we have delivered 11

consecutive years of dividend growth.

There are few companies in Australia today that can boast that track record.

(Growth through excellent relationships slide)

Other financial highlights of the last year include:

•        Achieving our group earnings forecast of just over 8 per cent cash earnings growth per share.

•        Improved cash earnings in all lines of business except Financial Services Europe that was affected by higher pension costs and adverse currency movements.

Before the impact of higher pension costs and adverse currency movements on UK earnings, our Group result would have been 11 per cent cash earnings growth.

We also achieved our earnings forecast whilst continuing to invest for future growth.

We commenced a major IT systems upgrade in the UK that will be the best customer service platform in the company when it is completed.

We plan to eventually roll out this new IT system for customer facing staff in Australia and New Zealand.

We also improved support systems for our Wealth Management advisers in both Australia and the UK last year.

Improving our corporate governance

The National continued to build on its record of high standards of corporate governance.

•      The National was nominated for the second year running as one of the best Australian companies for corporate governance in an independent survey conducted by the University of Newcastle

•      The Board adopted a formal charter that details functions and responsibilities of Directors

•      During the year, an independent expert was appointed to review key aspects of the Board’s activities and assist the Board in continuous improvement

•      A new Risk Committee was established to ensure sufficient attention is being paid to the Group’s risk profile

•      And the Audit Committee established procedures to manage complaints about accounting or audit matters.

Full details of these initiatives are in the concise annual report and on the Group’s new web site.

Enhancing corporate social responsibility

The National broadened its focus on corporate social responsibility this year.

Building trusted relationships with all stakeholders is a central part of our strategy.

We are committed to considering the impact of our decisions on our stakeholders to ensure a balanced approach.

We published a stakeholder scorecard in the concise annual report this year.

I hope that you have taken the opportunity to read about our progress in this area.

We reported on 28 key performance indicators that showed we are at the forefront of corporate social responsibility in Australia.

For instance, we were in the Dow Jones Sustainability Index based on a range of economic, social and environmental criteria including: - A better banking network for our customers.

This year, we opened 20 new Financial Service Centres in key metropolitan and regional areas throughout Australia

•      Improved access to customers with disabilities.

We installed 60 Audio Enabled Automatic Teller Machines for the visually impaired after a successful pilot program and will extend it to half our Australian network next year

•        Greater awareness about the environment.

We televised a discussion by a panel of experts on expected weather conditions during the drought in Australia for over 1,600 farming customers.

We even sold our first rain options in 2003!

Our stakeholder scorecard lists similar achievements in each of our businesses around the world.

This is an area that will continue to receive management focus and attention.

We intend to increase our investments in these areas in future years and will continue to report our progress to you as we go forward.

I will now hand over to our Managing Director and Chief Executive Officer, Frank Cicutto to provide you with his overview of the year and our strategies for future growth.

(Frank Cicutto)

Good morning,

I would like to start by thanking all employees for their contribution to a great result this year and thank you, our shareholders, for your ongoing support.

(Cash earnings slide)

As the Chairman mentioned, we announced record cash earnings this year.

The slide on the screen shows this was not a one-off event.

It represents five consecutive years of strong cash earnings growth before significant items.

It is important to focus on our cash earnings performance because this is the measure that generates your dividend payments.

It is also important to recognise that we achieved a record result despite the unexpected impacts of higher UK pension costs and adverse currency movements.

UK pension costs and currency movements were factors beyond our control, so we focused on what we could control.

(Regional performance slide)

For me, the feature of this result was the strong performances of our banking and wealth management businesses in Australia.

The slide on the screen shows cash earnings before significant items for Financial Services Australia increased by 6.5 per cent.

Financial Services New Zealand also had a good year with a 12.7 per cent rise in cash earnings in local currency, which was a 21 per cent rise in Australian dollar terms.

And Financial Services Europe increased underlying cash earnings by 6 per cent in local currency before the impact of higher pension charges.

Corporate & Institutional Banking cash earnings were up 6.2 per cent before the impact of currency movements and Wealth Management operating profit rose 24.3 per cent.

(Growth through excellent Relationships slide)

There has been a lot of “noise” and debate in the media and market about our UK operations.

The truth is that we have a 15-year track record of success in that country.

Our UK businesses generate good profits and strong returns.

Although we only have two per cent of the UK banking market, our businesses there generate approximately A$1 billion in after tax earnings.

This is substantially more than many well-known Australian companies such as Coles Myer, Fosters, or St George produce in Australia each year.

In fact, in Australia, only 9 listed companies generate bigger profits than our UK banks.

In addition, our businesses there produced a return on equity of just over 20 per cent.

This is an outstanding return in anyone’s book.

However, they can become even better businesses.

Australia and New Zealand are home markets for the National.

Our vision is to make the UK a second home market.

John Stewart joined the National because he shares our vision.

We have started the journey of modernising and expanding our businesses there.

I have complete confidence in John’s ability to lead the transformation because he has done it before.

He transformed Woolwich from a staid building society into a nimble competitor.

We have already started to expand from our heartland in the North of England, Scotland and Ireland into the South.

And we have just announced plans to integrate our UK banks into one bank with standardised products and processes.

We will also increase investment to provide our UK banks with the same capabilities we have in Australia and New Zealand.

We are prepared to ride out the present adverse  currency fluctuations and build our presence in the United Kingdom and Ireland for the longer term.

International expansion differentiates the National from our domestic banking and wealth management competitors.

It diversifies our income base and provides growth opportunities that other domestic players do not have.

This remains a key plank in our strategy to build long-term

shareholder value.

During the recent downturn in equity markets, some people also started to question our wealth management strategy.

Our acquisition of MLC for $4.6 billion in June 2000 gave the National a strategic capability and presence that is unique in this market and critical to long term growth.

Our entire wealth management business is worth $2 billion more today than when we purchased MLC.

And this business has generated about a billion in cash earnings for the National in the last three years.

This is a major success story of which I am proud.

I would now like to outline what will drive our future actions.  Over the last two years we completed a substantial review of our strategies.

This work has been supported by extensive research on the future landscape of the Australian financial system that highlights the challenges and opportunities for future growth.

Today, I would like to mention the fundamental principles and strategic pillars that come out of this work and will guide our future growth plans and actions at the National.

Our clear purpose is:

“Growth through excellent relationships”.

It encapsulates all stakeholders – customers, employees, shareholders, suppliers, communities and regulators.

For many people, growth is measured by profits or return on assets.

These are important measures, especially for many of you in the audience today.

However, to be a truly great business, growth is much more than that.

It means personal growth for our employees.

It means providing leading service and products to our customers; and

It means making our communities a better place to live.

Excellent stakeholder relationships must generate growth for all stakeholders in our business.

(Vision slide)

Our future vision is:

“To be a leading international financial services company which is trusted by you and renowned for getting it right.”

This vision maintains our focus on integrated financial services and a strong international presence.

It also emphasises the twin challenges of building trust with all  stakeholders and getting the basics right.

(Strategy on a page slide)

I now want to talk about the five pillars of our strategy.

[slide build]

The first pillar is to:

“Deliver solutions that help meet customers complete financial needs.”

Matching customer needs with our capabilities is the glue that links all parts of our strategy.

Getting the basics right, both in terms of customer service and compliance, is the foundation.

We are on a journey to best practice in this area.

We have not always got it right however we are committed to

deliver higher quality customer service.

Over the past four years we have invested many hundreds of millions of dollars to improve the ability of our front line bankers to better serve the customer.

In Customer Relationship Management we were recognised in 2003 as the gold winner of an internationally judged Database

Marketing Award.

We will continue to sensibly invest in all of our distribution and customer service platforms, be they in banking or wealth management.

The key to our approach towards the customer is integrated financial services.

This is the delivery of products and services to customers where the actual delivery may be done by different parts of the organization.

For example, we have sold over $1 billion of  banking products through our wealth management advisory channels in the last 12 months.

Another example is our branch network in Australia that now includes more than 80 Financial Services Centres that co-locate some or all of our business and personal banking operations with wealth management.

We have plans to open 20 more over the next financial year.

The second key pillar of our strategy is focussed on our people:

The right people are critical for business success.

[Slide build]

This means we must

“Build and sustain a high performance culture.”

Over the past two years, new talent and leadership has been added to the top four levels of management.

Many of these have come from outside the National.

Internal programs have commenced to revitalise and challenge all levels of the organisation to rethink the way we do business.

Over ten thousand employees have participated in programs that enable people to identify initiatives at the work place and take control of those changes.

Our new building at Docklands in Melbourne is a tangible sign of the cultural change that is underway at the National.

The open plan layout, the environmentally friendly design, and the colourful exterior are evidence that the culture of the National is changing rapidly.

We are creating an environment that values diversity and encourages people to perform to their full potential.

We believe these initiatives have, and will continue to improve employee satisfaction.

This will result in better customer experience and ultimately improved returns to shareholders.

I now want to talk about the third key pillar of our strategy which is:

[Slide build]

“Building trusted relationships with all stakeholders.”

The quality of our relationships with stakeholders is critical to our business success.

The increasing re-regulation of financial services is a direct result of diminished trust in the industry.

Our reputation directly affects employee morale, customer satisfaction and shareholder returns.

Stakeholder management is therefore a hard-nosed business strategy.

As the Chairman has said, we have enhanced our approach to corporate social responsibility this year.

We donated $17.5 million to a range of community activities and partnerships that promote skills for life and foster better environmental outcomes.

We have developed several low or no fee products for customers that rely on government benefits or are considered financially vulnerable.

In Australia, the National has a concession card for people on government benefits.

Our Wealth Management business also offers socially responsible investment products.

And our people make a direct contribution to the community through volunteering schemes.

In Australia, the National provides two days paid leave each year for employees to undertake community service initiatives.

More than 2,000 employees have spent more than 10,000 hours rolling up their sleeves for the communities in which they live.

Our first stakeholder scorecard in this year’s concise annual report provides more detail on these initiatives.

[Slide build]

The fourth pillar of our strategy is to:

“Build and manage our portfolio of businesses for strong and sustainable Total Shareholder Return.”

Our strategy is biased towards revenue growth because companies with strong revenue growth create the most shareholder value.

This recognises that cost efficiency is finite.

Increasingly, the choice we have to make will be to exit certain activities rather than screw down costs across the board.

 [Slide build]

The last pillar of our strategy is to:

“Create and leverage strategic assets and capabilities for competitive advantage.”

Transporting our capabilities across the Group is at the heart of our international strategy.

We have world class capabilities that can be taken from one business unit to drive profit growth in another area.

(Growth through excellent relationships slide)

Before I conclude, I would like to briefly touch on the outlook for the current year.

In Australia and New Zealand, economic activity remains healthy and there are signs that global economic activity is strengthening.

This improving outlook means that interest rates are likely to rise in all of the major economies in which we operate.

Against this backdrop, the Australian dollar is likely to remain relatively strong.

We are only two months into the new financial year but I’m pleased to report that all of our businesses are tracking in line with expectations.

Our businesses in Australia and New Zealand are performing well and we expect them to continue to perform well.

As we have previously flagged, UK earnings will be impacted by the strengthening Australian dollar.

However, our UK growth strategies will continue to create value for shareholders.

I am sure it will be a challenging year but we will continue to manage the things that we can control.

We will focus on positioning the business for the longer term, and not be distracted by short-term issues such as currency impacts.

We have a great portfolio of businesses; we have the right opportunities, the right people and the right strategy.

I would now like to hand back to the Chairman.

(Charles Allen)

Thank you Frank.

I will now move to the formal part of the meeting.

I remind those present today that this is a shareholders meeting.

Accordingly, only shareholders, attorneys and authorised representatives of shareholders, and proxy holders may raise questions and vote on the business before the meeting.

When you registered you were given a card.

Shareholders, proxy holders, attorneys and corporate representatives have white cards.

In relation to joint shareholdings, only one shareholder may vote and the second and subsequent joint shareholders received non-voting green cards.

Shareholders with a green card may, if you wish, raise questions.

Visitors have yellow cards and are not entitled to raise questions or to vote.

This will leave more time for the shareholders.

I am grateful for the advice we have received from Mr John Curry, the Chairman of the Australian Shareholders’ Association.

John has pointed out that questions and comments raised at Annual General Meetings often continue for a lengthy period of time.

As a result, a number of shareholders are forced to leave

meetings before the votes are taken on the items of business before the meetings.

Accordingly, shareholders who have taken the time and effort to attend meetings are disenfranchised because they cannot vote.

In order to ensure that the length of the meeting does not result in any shareholder here today being disenfranchised in relation to your ability to vote, I hereby declare a poll on all items of business before the meeting where a vote is required and I declare all such polls to be now open.

I appoint Mr Roger Randle of Computershare Investor Services as the independent Returning Officer.

If you are not able to remain until the conclusion of the meeting, the Returning Officer’s team will accept your voting paper as you leave the meeting.

The team will be happy to assist you if you have any queries.

It will be necessary for you to complete the voting paper on the reverse of your white admission card, so that your votes can be counted in the polls.

The results of the Polls will be announced later today to the stock exchanges on which National shares are listed, and will be displayed on the National’s website.

I now turn to the Financial Report.

The Australian Corporations Act requires the Financial Report, the Report of Directors and the Audit Report to be

received and considered at the Meeting.

Although the Corporations Act does not require a vote of shareholders on this matter, shareholders will be given ample opportunity to raise questions and to comment on the Reports.

Shareholders may also address questions through the Chairman to the Auditor on the conduct of the audit and the preparation and contents of the Audit Report.

Mr Peter Matthey of KPMG will be available in this regard.  Shareholders holding white or green cards and wishing to raise a question or make a comment are asked to move to the seats immediately adjacent to one of the microphones.  Please give your name to the attendant who will introduce you to the meeting.

If you have a question on a specific resolution to be considered today, you may wish to hold your question until that item of business is being considered.

There will be an opportunity for you to raise your question at that time.

The meeting today will cover 9 separate items of business, with item number 3 covering the re-election or election of 5 Directors.

This will, by necessity mean that a meeting today will be reasonably lengthy.

Accordingly, each shareholder is asked to be reasonably brief in asking your question.

Some companies limit each shareholder to one question at a time and it is then necessary to join the end of the line.

I do not wish to adopt such a practice.

However, I would ask each shareholder who is asking a question to respect the position of all of the other shareholders here today and accordingly I would ask you to be succinct in your questions.

This will allow as many shareholders as possible an opportunity to raise questions, should they wish to do so.

In previous years, a number of shareholders have expressed concern that some shareholders raise matters at the Annual General Meeting which are of valid personal interest to the individuals concerned, but of little interest to the meeting as a whole.

If any shareholder has a question relating to their personal interests, I urge you to take advantage of the Customer Service Desk or the Shareholders Services Desk which have been established in the foyer.

Experienced staff will be available at these desks after the meeting to assist shareholders with specific or personal customer or shareholder enquiries and to follow up matters for you.

You will understand that they will be able to deal with such issues in a more timely, detailed and satisfactory way than could either Mr Cicutto or myself.

In my covering letter that accompanied the Notice of Annual General Meeting, I invited shareholders who were unable to attend the meeting to write in if they had a question they would like to raise.

Each shareholder who has written to us will receive a written response.

However, whilst shareholders here today are moving to the microphones, I will address some of the questions raised by shareholders who are unable to be present at the meeting.

The four most frequently asked questions that we received were -

1.   Why is the share price falling following our record profit?

2.   Why did we purchase AMP shares?

3.   Why are we increasing executive salaries?

4.   Why are Director fees rising?

1. Our share price (Share price performance slide)

Before I comment on the factors that have affected our share price performance this year, it is important to remember that most investors, including many shareholders in the audience today, make investments for long term share price performance and dividend growth.

The slide on the screen now shows that our share price has consistently been above the average of companies comprising the All Ordinaries Index over the last few years.

As I said earlier, we have also increased our dividend for the last 11 years straight.

It is also important to remember that share prices can be affected by a wide range of factors in the short term, some of which are outside our control.

There are factors that have affected banks in general, and factors that have specifically affected the National.

I will comment on both of these.

The major reasons why share prices of banks in general have not performed as well in the last 12 months are:

First, professional investors shifted funds from defensive stocks such as banks to cyclical stocks such as resource companies in Australia and overseas as global economic growth prospects improved in the first half of this year.

This outflow of funds affected the share price performance of the National and other banks.

This cycle will turn, as it has in the past.

Second, the recent rise in interest rates has raised concerns about a slow down in mortgage and commercial lending by banks.

We believe there will be a soft landing for the property market but these concerns have adversely affected the share price performance of the National and other banks towards the end of this year.

The factors that have specifically affected the National’s share price performance are:

First, we expect the National’s earnings growth will be lower in 2004 as a result of increased investment, higher pension costs in the UK and adverse currency movements

And Second, our move to acquire a shareholding in AMP which raised concerns about possible acquisition risks.

I will comment more on our shareholding in AMP shortly, but we firmly believe that these are short term factors and that we will continue good growth in earnings and shareholder returns.

Your Board will not be constrained by a fixed dividend pay-out ratio and intends to maintain dividend growth for shareholders.

However, we would only significantly alter dividend pay-out ratios where short term performance our own investments would affect earnings growth.

2. Acquisition strategy  (Growth through excellent relationships slide)

I will now address our shareholding in AMP.

Acquisitions are consistent with our long term strategy of sustained revenue growth in selected markets.

As a result, we have looked at acquisition opportunities in both the UK and Australia in the last two years.

We held friendly discussions with Abbey National, a significant mortgage bank in the UK.

We also initiated discussions with AMP here in Australia.

As we could not undertake satisfactory due diligence of AMP we were not prepared to proceed.

However, we did acquire and have retained a modest shareholding in AMP.

As there has been some comment on this, let me elaborate on the book build we undertook in AMP in late August.

We could have sought a much bigger shareholding in AMP but we simply were not prepared to pay more than $6 a share without having undertaken a thorough due diligence investigation.

Subsequent events, including the ongoing links between AMP and HHG, with associated risks and uncertainties, have justified that decision.

We have shown with St George that we are prepared to make and hold a strategic stake for some time if it produces benefits for our shareholders.

In line with our long term growth strategy, we will continue to look at acquisition opportunities in each of our markets as they arise.

But we will remain cautious and disciplined.

We will only pursue opportunities that we believe will deliver long term value for you, our shareholders.

That is the cornerstone of our acquisition strategy and it will remain so.

3. Executive salaries

I would now like to clarify our policy on executive salaries and put to rest any notion that we are paying excessive cash salaries without any regard to shareholder interests.

(Key remuneration principles slide)

The slide on the screen shows the key principles of our remuneration policy.

The National, like many other organisations around the world, has moved away from totally fixed salaries and subjective bonuses towards one with less immediate cash reward and a greater proportion of remuneration at risk.

We have also capped the fixed cash salary that our Chief Executive receives and have offered him more remuneration ‘at risk’.

You should note that less than half of the Chief Executive’s remuneration shown in the Annual Report is paid as cash and that the majority of his potential remuneration is at risk as part of his short and long term incentive.

In other words, shareholders must benefit before the Chief Executive can claim the major part of his contracted remuneration.

(At risk slide)

This next slide on the screen illustrates the ‘at risk’ profile of salaries for other senior executives and employees at the National.

I would like to point out that the total remuneration shown in the annual report is a theoretical value that places a current value on options and rights that are not currently exercisable.

Executives will benefit fully from these options and rights only if the National performs in the top twelve of the fifty companies we are measured against.

Even then, in the case of options, the current share price must be above the strike price.

4. Director fees  (Growth through excellent relationships slide)

Finally, I would like to address the issue of fees for Non-Executive Directors.

Shareholders last approved an increase in fees for Non-Executive Directors three years ago and subsequent events have confirmed that a higher level of fees is required.

The major reasons are:

First, we have recently moved to increase the number of non-executive directors on the Board, with John Thorn joining the Board this year - bringing extensive international accounting and auditing experience with him.

We will require additional capacity to pay fees to John and any other Directors that we may appoint over the next few years as we seek to expand our experience base.

Second, there has been a substantial increase in the amount of committee work undertaken by Directors and this will increase with the new Risk Committee

Last year alone, most Directors participated in a dozen additional Committee meetings and a couple of Directors attended more than 30 additional committee meetings on top of their normal Board responsibilities.

Third, independent experts have advised the Board that a 30 per cent increase in fees is required to offset the loss of contractual retirement benefits....if shareholders approve the cessation of these benefits for Non-Executive Directors.

Fourth, the amount of regulatory compliance required in Australia and internationally is at an unprecedented level and substantially adds to directors’ workload.

We believe that these factors justify an increase in fees for Directors and hope you will support this resolution when we come to the formal business of the meeting.

National Australia Bank Limited ABN 12004044937

500 Bourke Street Melbourne Victoria 3000 Australia

19 December 2003

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY   NSW   2000

Dear Sir

Annual General Meeting

National Australia Bank Limited

As required by section 251AA(2) of the Corporations Act the following statistics are provided in respect to each motion on the agenda.

Motion 3        To re-elect Mr PJB Duncan as a Director

The total number of votes exercisable by all validly appointed proxies was:

Votes where the proxy directed to vote ‘for’ the motion	583,895,035

Votes where the proxy was directed to vote ‘against’ the motion	3,809,167

Votes where the proxy may exercise a discretion how to vote	33,873,832

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	6,196,034

The motion was carried as an ordinary resolution on a poll the details of which are:

Number of votes cast ‘for’ the motion was	619,136,302

Number of votes cast ‘against’ the motion was	3,864,400

In addition the number of votes which abstained from voting was	6,196,034

Motion 3        To re-elect Dr ED Tweddell as a Director

The total number of votes exercisable by all validly appointed proxies was:

Votes where the proxy directed to vote ‘for’ the motion	583,116,340

Votes where the proxy was directed to vote ‘against’ the motion	4,380,322

Votes where the proxy may exercise a discretion how to vote	33,957,435

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	6,321,197

The motion was carried as an ordinary resolution on a poll the details of which are:

Number of votes cast ‘for’ the motion was	618,466,785

Number of votes cast ‘against’ the motion was	4,429,920

In addition the number of votes which abstained from voting was	6,321,197

Motion 3        To re-elect Mrs CM Walter as a Director

The total number of votes exercisable by all validly appointed proxies was:

Votes where the proxy directed to vote ‘for’ the motion	580,352,344

Votes where the proxy was directed to vote ‘against’ the motion	7,464,468

Votes where the proxy may exercise a discretion how to vote	34,032,877

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	5,924,559

The motion was carried as an ordinary resolution on a poll the details of which are:

Number of votes cast ‘for’ the motion was	615,728,292

Number of votes cast ‘against’ the motion was	7,527,982

In addition the number of votes which abstained from voting was	5,924,559

Motion 3        To elect Mr JM Stewart  as a Director

The total number of votes exercisable by all validly appointed proxies was:

Votes where the proxy directed to vote ‘for’ the motion	579,334,774

Votes where the proxy was directed to vote ‘against’ the motion	7,212,820

Votes where the proxy may exercise a discretion how to vote	34,110,283

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	7,114,737

The motion was carried as an ordinary resolution on a poll the details of which are:

Number of votes cast ‘for’ the motion was	614,827,386

Number of votes cast ‘against’ the motion was	7,249,586

In addition the number of votes which abstained from voting was	7,114,737

Motion 3        To elect Mr JG Thorn as a Director

The total number of votes exercisable by all validly appointed proxies was:

Votes where the proxy directed to vote ‘for’ the motion	584,032,521

Votes where the proxy was directed to vote ‘against’ the motion	3,075,281

Votes where the proxy may exercise a discretion how to vote	34,309,255

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	6,353,935

The motion was carried as an ordinary resolution on a poll the details of which are:

Number of votes cast ‘for’ the motion was	619,735,822

Number of votes cast ‘against’ the motion was	3,103,843

In addition the number of votes which abstained from voting was	6,353,935

Motion 4        Share, Options and Performance Rights - Managing Director National Australia Group Europe Limited

The total number of votes exercisable by all validly appointed proxies was:

Votes where the proxy directed to vote ‘for’ the motion	542,303,334

Votes where the proxy was directed to vote ‘against’ the motion	48,786,713

Votes where the proxy may exercise a discretion how to vote	20,870,418

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	4,075,691

The motion was carried as an ordinary resolution on a poll the details of which are:

Number of votes cast ‘for’ the motion was	564,450,426

Number of votes cast ‘against’ the motion was	49,121,833

In addition the number of votes which abstained from voting was	4,075,691

Motion 5        Share, Options and Performance Rights - Managing Director and Chief Executive Officer

The total number of votes exercisable by all validly appointed proxies was:

Votes where the proxy directed to vote ‘for’ the motion	486,130,348

Votes where the proxy was directed to vote ‘against’ the motion	93,705,013

Votes where the proxy may exercise a discretion how to vote	20,750,786

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	17,006,641

The motion was carried as an ordinary resolution on a poll the details of which are:

Number of votes cast ‘for’ the motion was	507,915,074

Number of votes cast ‘against’ the motion was	94,273,617

In addition the number of votes which abstained from voting was	17,006,641

Motion 6        Non-executive Directors’ retirement benefits scheme - discontinuation

The total number of votes exercisable by all validly appointed proxies was:

Votes where the proxy directed to vote ‘for’ the motion	560,862,000

Votes where the proxy was directed to vote ‘against’ the motion	10,388,821

Votes where the proxy may exercise a discretion how to vote	20,920,338

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	23,007,632

The motion was carried as an ordinary resolution on a poll the details of which are:

Number of votes cast ‘for’ the motion was	582,730,742

Number of votes cast ‘against’ the motion was	10,473,739

In addition the number of votes which abstained from voting was	23,007,632

Motion 7        Non-executive Director’s remuneration

The total number of votes exercisable by all validly appointed proxies was:

Votes where the proxy directed to vote ‘for’ the motion	540,488,844

Votes where the proxy was directed to vote ‘against’ the motion	44,592,441

Votes where the proxy may exercise a discretion how to vote	20,775,596

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	11,398,655

The motion was carried as an ordinary resolution on a poll the details of which are:

Number of votes cast ‘for’ the motion was	562,573,334

Number of votes cast ‘against’ the motion was	44,894,362

In addition the number of votes which abstained from voting was	11,398,655

Motion 8        Non-executive Directors’ Share Plan

The total number of votes exercisable by all validly appointed proxies was:

Votes where the proxy directed to vote ‘for’ the motion	563,613,993

Votes where the proxy was directed to vote ‘against’ the motion	23,704,409

Votes where the proxy may exercise a discretion how to vote	20,810,454

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	7,250,337

The motion was carried as an ordinary resolution on a poll the details of which are:

Number of votes cast ‘for’ the motion was	585,690,541

Number of votes cast ‘against’ the motion was	23,981,372

In addition the number of votes which abstained from voting was	7,250,337

Motion 9        Approval to the selective buy-back arrangements relating to Preference Shares associated with the TrUEPrs

The total number of votes exercisable by all validly appointed proxies was:

Votes where the proxy directed to vote ‘for’ the motion	580,942,635

Votes where the proxy was directed to vote ‘against’ the motion	4,074,341

Votes where the proxy may exercise a discretion how to vote	34,215,839

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	8,538,641

The motion was carried as an special resolution on a poll the details of which are:

Number of votes cast ‘for’ the motion was	616,710,922

Number of votes cast ‘against’ the motion was	4,147,422

In addition the number of votes which abstained from voting was	8,538,641

Dated this 19th day of December 2003

/s/ Garry F Nolan
Garry F Nolan
Company Secretary